SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OpenTV Corp.

(Name of the Issuer)

OpenTV Corp.

(Name of Person(s) Filing Statement)

Class A Ordinary Shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number of Class of Securities)

Mark Beariault Senior Vice President, General Counsel OpenTV Corp. 275 Sacramento Street San Francisco, California 94111 (415) 962-5000	Copy to: Lee D. Charles Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$26,303,726	$1,875
*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as (A) the sum of (i) 16,040,057, which is the difference between 108,145,054, the number of Class A ordinary shares of no par value (the “Shares”) of OpenTV Corp. (the “Company”) outstanding as of January 31, 2010, and 92,104,997, the number of Shares beneficially owned by Kudelski SA on such date and (ii) 899,569, which is the number of Shares subject to vested and unvested options outstanding as of January 31, 2010, excluding options that have an exercise price above the per Share redemption price, and (iii) 30,520, which is the maximum number of Shares reserved for issuance upon exchange of shares of the Company’s subsidiary, OpenTV, Inc., as of January 31, 2010, multiplied by (B) $1.55, which is the per Share redemption price.
**	The amount of the filing fee is calculated in accordance with the Exchange Act as the product of $26,303,726 and .00007130. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,875

Form or Registration No.: Schedule 13E-3 (005-58285)

Filing Party: OpenTV Corp.

Date Filed: January 14, 2010, as amended on February 24, 2010

Introduction

This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) that was filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2010, as amended by Amendment No. 1 thereto that was filed with the SEC on February 24, 2010, with respect to OpenTV Corp., a British Virgin Islands business company (“OpenTV”), and all of the outstanding Class A ordinary shares, no par value per share, of the Company that are not beneficially owned by Kudelski SA or any of its wholly-owned subsidiaries (collectively, the “Kudelski Control Group”). The securities to which this Amendment No. 2 to the Schedule 13E-3 relates are collectively referred to as the “Subject Securities.” This Amendment No. 2 to the Schedule 13E-3 is being filed by the Company. This Amendment No. 2 to the Schedule 13E-3 relates to the redemption by the Company of all of the Subject Securities as more fully-described in (a) the redemption notice/transaction statement, which is attached as Exhibit (a)(3)(i) to the Schedule 13E-3, and (b) the notice of redemption, which is attached as Exhibit (a)(3)(ii) to the Schedule 13E-3. This Amendment No. 2 to the Schedule 13E-3 is the final amendment relating to the redemption and is filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the redemption that is the subject of the Schedule 13E-3.

Item 15.	Additional Information.

Item 15 of the Schedule 13E-3 is hereby amended and supplemented as follows:

At 5:00 p.m., New York City time, on March 26, 2010 (the “Redemption Date”), OpenTV completed the redemption and, at such time, redeemed all of the issued and outstanding Class A ordinary shares (other than such shares owned by the Kudelski Control Group and shares held by shareholders who validly dissented from the redemption prior to the Redemption Date) for $1.55 per share in cash, without interest and less applicable withholding taxes.

As of 5:00 p.m., New York City time, on the Redemption Date, 4 registered holders of an aggregate of 100,593 Class A ordinary shares of OpenTV submitted letters seeking to dissent from the redemption. As a result of the redemption, OpenTV became a wholly-owned subsidiary of Kudelski SA.

On March 17, 2010, OpenTV filed a Form 25 with the SEC to voluntarily delist its Class A ordinary shares from The Nasdaq Global Market (“NASDAQ”) and, effective as of 5:00 p.m., New York City time, on the Redemption Date, the Class A ordinary shares were delisted from NASDAQ.

The press release, dated March 26, 2010, announcing the completion of the redemption is filed as Exhibit (a)(3)(iii) hereto and is incorporated herein by reference.

Item 16.	Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit:

(a)(3)(iii) Press Release dated March 26, 2010.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 29, 2010

OPENTV CORP.

By:	/S/ NIGEL (BEN) BENNETT
Name:	Nigel (Ben) Bennett
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(3)(i)	The Redemption Notice/Transaction Statement.*

(a)(3)(ii)	The Notice of Redemption.*

(a)(3)(iii)	The Press Release dated March 26, 2010 is attached hereto as Exhibit (a)(3)(iii).

(b)	None.

(c)	None.

(d)	None.

(f)	None.

(g)	None.

*	Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on February 24, 2010.

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